Filed by: Tallgrass Energy GP, LP
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tallgrass Energy Partners, LP
Commission File Number: 001-35917

Tallgrass Energy Partners Unitholders Overwhelmingly Approve Merger with Tallgrass Energy GP; Closing Expected on June 29, 2018

LEAWOOD, Kan.--(BUSINESS WIRE)--June 26, 2018--Tallgrass Energy Partners, LP (NYSE: TEP) (“TEP”) and Tallgrass Energy GP, LP (NYSE: TEGP) (“TEGP”) announced that at a special meeting today, TEP unitholders overwhelmingly approved the stock-for-unit merger transaction in which TEGP will acquire the approximately 47.6 million TEP common units held by the public at a ratio of 2.0 TEGP Class A shares for each outstanding TEP common unit. Approximately 85 percent of the outstanding TEP common units were voted and, of that amount, greater than 99 percent voted in favor of the merger.

“Today’s vote validates our decision to merge TEGP and TEP,” said President and CEO David G. Dehaemers Jr. “Overwhelming unitholder support confirms our belief that this was a creative and uniformly positive transaction resulting in favorable economics for equity holders of both securities. With a streamlined corporate structure, lower cost of capital, broader investor appeal, strong balance sheet and healthy dividend coverage, Tallgrass Energy is well-positioned to continue its path as one of the nation’s leading pipeline owner/operators.”
The merger transaction is expected to close on June 29, 2018 and be effective as of June 30, 2018. Upon completion of the transaction, TEGP will change its name to Tallgrass Energy, LP. Beginning July 2, 2018, TEGP’s Class A shares will trade on the NYSE under the ticker symbol “TGE” and TEP’s common units will no longer be publicly traded.
Merger Transaction Overview

•
Under the terms of the Agreement and Plan of Merger, TEGP will acquire the approximately 47.6 million TEP common units held by the public at a fixed exchange ratio of 2.0 TEGP Class A shares for each outstanding common unit

•	Incentive Distribution Rights will be eliminated, reducing TGE’s equity cost of capital and enhancing the accretion from growth projects and M&A transactions

•	Single public entity reduces complexity for investors, further aligns interests of all Tallgrass Energy equity holders and streamlines governance

•	TGE will be taxed as a C-Corp (1099 issuing entity), providing increased equity market depth

•	No cash federal income taxes expected at TGE for a period currently estimated to be at least 10 years

About Tallgrass Energy
Tallgrass Energy is a family of companies that includes publicly traded partnerships Tallgrass Energy Partners, LP (NYSE: TEP) and Tallgrass Energy GP, LP (NYSE: TEGP). Operating across 11 states, Tallgrass is a growth-oriented midstream energy operator with transportation, storage, terminal, water, gathering and processing assets that serve some of the nation’s most prolific crude oil and natural gas basins.

To learn more, please visit our website at www.tallgrassenergy.com.
Additional Information and Where to Find it
In connection with the transactions referred to in this material, TEGP filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement for the TEP unitholders. The registration statement was declared effective by the SEC on May 9, 2018, and TEP commenced mailing the definitive proxy statement/prospectus to its unitholders on or about May 23, 2018. This material is not a substitute for the proxy statement/prospectus or registration statement or for any other document that TEGP or TEP may file with the SEC in connection with the proposed transactions. On June 26, 2018, TEP’s unitholders approved the Agreement and Plan of Merger and the transactions contemplated thereby at a special meeting.
INVESTORS AND SECURITY HOLDERS OF TEGP AND TEP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
Investors and security holders are able to obtain free copies of the proxy statement/prospectus and will be able to obtain free copies of other documents filed with the SEC by TEGP or TEP through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TEGP and TEP will be available free of charge on TEGP’s and TEP’s website at www.tallgrassenergylp.com, in the “Investor Relations” tab near the top of the page, or by contacting TEGP’s and TEP’s Investor Relations Department at 913-928-6012.
Participants in the Solicitation
TEGP and TEP and their respective general partner’s directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of TEGP’s general partner may be found in its 2017 Form 10-K filed with the SEC on Feb. 13, 2018, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information about the directors and executive officers of TEP may be found in its 2017 Form 10-K filed with the SEC on Feb. 13, 2018, and any subsequent statements of changes in beneficial ownership filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.
Cautionary Note Concerning Forward-Looking Statements
Disclosures in this press release contain forward-looking statements. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include whether the merger transaction between TEP and TEGP will be closed on June 29, 2018, or at all, the expected effective date of the merger transaction, the expected name change of TEGP and the public trading changes of TEGP and TEP upon completion of the transaction, statements regarding the expected benefits of the proposed transaction, and that TGE does not expect to pay cash federal income taxes for a period of at least 10 years. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of TEP and TEGP, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements, and other important factors that could cause actual results to differ materially from those projected, including those set forth in reports filed by TEP and TEGP with the SEC. Any forward-looking statement applies only as of the date on which such statement is made, and TEP and TEGP do not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Tallgrass Energy
Investor and Financial Inquiries
Nate Lien, 913-928-6012
investor.relations@tallgrassenergylp.com
or
Media and Trade Inquiries
Phyllis Hammond, 303-763-3568
phyllis.hammond@tallgrassenergylp.com